Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-128048, 333-166358 and 333-193836) of Celanese Corporation of our report dated June 26, 2015, statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014, annual report on Form 11-K.

/s/ Whitley Penn LLP

Dallas, Texas
June 26, 2015